

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2014

Via E-mail
Mark L. Mandel, Esq.
Milbank, Tweed, Hadley & McCloy LLP
One Chase Manhattan Plaza
New York, NY 10005-1413

>   **Re:**   **Augusta Resource Corp.**
>   **Amended Schedule TO-T filed by HudBay Minerals, Inc.**
>   **Filed March 6, 2014**
>   **File No. 005-82241**

Dear Mr. Mandel:

We have reviewed your filing and have the following comments.

Will I be able to withdraw previously tendered Augusta Shares?, page v

1.   We note your response to prior comment 6. With a view toward disclosure, please tell us any material consequences of satisfying the first condition in Section 4 at expiration, but subsequent withdrawals reduce the number of shares tendered. For example, are there any material tax consequences? Will you be limited as to what form of subsequent acquisition transaction can be consummated? If tendered shares can be withdrawn after expiration, doesn't this essentially negate the existence of a minimum tender condition? For example, if the minimum tender condition is satisfied at expiration but shares are withdrawn thereafter, such that it was no longer satisfied, it appears from your revised disclosure that the bidder would be obligated to accept tendered shares. Please explain in your response letter, with a view to additional disclosure, the impact of these potential scenarios.

Take-Up and Payment for Deposited Augusta Shares, page 5

2.   Your revised disclosure in response to comment 8 in our initial comment letter indicates that under Canadian law, take up of tendered shares must occur within ten business days of the expiration of the offer. Canadian law requires the bidder to pay for tendered shares within three business days after take up. Thus it appears that under Canadian rules, the bidder could pay for shares tendered in the initial offering period up to 13 business days after expiration. This would generally not be considered prompt under US payment practices and Rule 14e-1(c). Tell us how you will comply with US rules in this regard. We may have further comments.

Conditions of the Offer, page 16

3.   While we note the "concluding phrase" mentioned in your response to prior comment 11, your revisions to the final paragraph on page 18 continue to indicate that offer conditions may be asserted "prior to the first take up of and payment for" the shares, which is after expiration of the offer. Your revisions also disclose that the offer conditions may be waived "after the Expiry Time." All offer conditions must be satisfied or waived as of the facts as they exist at expiration of the offer. Please revise or advise accordingly.

4.   Your revisions in response to prior comment 12 continue to indicate that when a condition is triggered and you decide to proceed with the offer anyway, you may then later assert or waive that condition. Please note that we believe that proceeding with the offer under these circumstances constitutes a waiver of the triggered condition(s). Please confirm your understanding and revise your disclosure.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Please contact Christina Chalk, Senior Special Counsel, at (202) 551-3263 or me at (202) 551-3641 with any questions.

                                    Sincerely,

                                    /s/ Geoff Kruczek

                                    Geoff Kruczek
                                    Attorney-Adviser
                                    Office of Mergers and Acquisitions